 Exhibit 21.1
SIGNIFICANT SUBSIDIARIES OF PETSMART, INC. (1)

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization
PetSmart Store Support Group, Inc.	Delaware, United States

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(1)
Pursuant to Item 601(b)(21)(ii) of Regulation S-K under the Securities and Exchange Act of 1934, as amended, all other subsidiaries were omitted since, when considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.